September 21, 2011

VIA EDGAR SUBMISSION

Ms. Sheila Stout, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	MCG Capital Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 4, 2011

File No. 0-3337

Dear Ms. Stout:

This letter is in response to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the review of periodic filings by MCG Capital Corporation (“MCG” or the “Company”), and in particular the Company’s Form 10-K for the Year Ended December 31, 2010. The comments were provided by you in a telephone conversation on September 12, 2011. For your convenience, your comments are set out below in italicized text and each comment is followed by our response.

Please confirm that MCG has consolidated the same entities for each of the three years ending December 31, 2010 and describe the ownership attributes of these companies.

During each of the three years ended December 31, 2010, 2009 and 2008, the footnotes to the financial statements included in MCG’s Annual Reports on Form 10-K included the following statement in Note 1—Description of Business:

The accompanying financial statements reflect the consolidated accounts of MCG and the following subsidiaries: Solutions Capital I, L.P.; Solutions Capital G.P., LLC; and MCG’s special-purpose financing subsidiaries: MCG Finance V, LLC and MCG Finance VII, LLC.

Each of the subsidiaries shown listed in the preceding paragraph represents companies that are wholly owned and controlled by MCG. MCG reaffirms that these subsidiaries represent a comprehensive list of those companies that the Company consolidated into the consolidated financial statements included in its Annual Reports on Form 10-K for each of the years ended December 31, 2010, 2009, and 2008, and that no other companies were consolidated or eliminated from consolidation during those years.

The Consolidated Statement of Changes in Net Assets for the year ended December 31, 2010 included a line titled “Distributions forfeited” for $7,000. Please provide an explanation of this line item and discuss the reason why no amounts were reflected in this line item for the years ended December 31, 2009 or 2008.

MCG Capital Corporation

1100 Wilson Boulevard • Suite 3000 • Arlington, VA 22209

www.mcgcapital.com

September 21, 2011

In September 2006, MCG executed Executive Employment Agreements with Mr. Steven Tunney (MCG’s President and Chief Executive Officer) and Mr. B. Hagen Saville (Executive Vice President—Business Development). In part, the Executive Employment Agreements provided for the award of restricted stock to these two individuals with the lapsing of forfeitable provisions occurring ratably over a four-year period upon the achievement of certain pre-defined performance criteria. In those instances in which the performance criteria were not fully satisfied for a particular year, the unearned shares of restricted stock were placed in escrow until (i) such time as the Board or Compensation Committee determined that non-forfeiture of such shares was warranted or (ii) such shares were forfeited on the earlier of (a) the termination of the employment of the respective executive or (b) February 28, 2010. While the restricted stock was held in escrow, it continued to earn dividends, which were similarly placed in escrow.

At the end of the four-year vesting period, a total of 29,745 shares of restricted stock were held in escrow for Mr. Tunney and 21,929 shares of restricted stock were held in escrow for Mr. Saville. Upon management’s recommendation, the Compensation Committee permitted these shares of performance-based restricted stock to be forfeited as of February 28, 2010. Concurrent with the forfeiture of this stock, Messrs. Tunney and Saville also forfeited the associated dividends on this stock that had previously been declared and held in escrow. The line item titled “Distributions forfeited” of $7,000 on the Consolidated Statements of Changes in Net Assets for the year ended December 31, 2010 represents the dividends on these performance shares that were forfeited on February 28, 2010.

In the future, the Statement of Investments included in MCG’s Annual Reports on Form 10-K and its Quarterly Reports on Form 10-Q should disclose the portion of the interest rate associated with paid-in-kind (“PIK”) interest separate from the current-pay portion of the interest rate.

Beginning with its Quarterly Report on Form 10-Q for the quarter ending September 30, 2011, MCG will separately disclose the PIK and current-pay interest rates for each debt investment listed in its Schedule of Investments.

In the future, the Statement of Investments included in MCG’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q should provide additional information on both the fixed and floating rates associated with each interest rate swap reported therein.

Beginning with its Quarterly Report on Form 10-Q for the quarter ending September 30, 2011, MCG will separately disclose the fixed and floating interest rates associated with each interest rate swap listed in its Schedule of Investments.

Please disclose the line item where interest rate swaps are classified on MCG’s Consolidated Balance Sheets and Consolidated Statement of Operations.

MCG includes the fair value of its interest rate swaps in “Other liabilities” on its Consolidated Balance Sheet and changes in the fair value of such interest rate swaps in net unrealized appreciation (depreciation) on investments on its Consolidated Statement of Operations.

In its Annual Report on Form 10-K for the year ended December 31, 2010, MCG included the following disclosure in Note 3—Investment Portfolio regarding its classification of interest rate swaps:

We manage our interest rate exposure and financing facility requirements on an ongoing basis by comparing our interest rate sensitive assets to our interest rate sensitive liabilities, and from time to time, may enter into interest rate swaps. We include the fair value of these interest rate swaps in other liabilities on our Consolidated Balance Sheets. We do not designate any of our interest rate swaps as hedges for accounting purposes. Each quarter, we settle these interest rates swaps for cash. During 2010 and 2009, we reported changes in the fair value of these interest rate swaps in net unrealized appreciation (depreciation) on investments on our Consolidated Statement of Operations.

MCG Capital Corporation

September 21, 2011

MCG should ensure that MCG’s Annual Reports on 10-K disclose the tax characteristics of dividend distributions paid during each reported year. In addition, MCG’s Quarterly Reports on Form 10-Q should include a disclosure of the estimated tax characteristics of dividend distributions for dividends declared to-date for the calendar year.

MCG’s Annual Report on Form 10-K for the year ending December 31, 2010, included the following excerpt from Note 11—Income Taxes:

For income tax purposes, we report distributions paid to stockholders as ordinary income, return of capital, capital gains or a combination thereof. For the tax year ended December 31, 2010, 100% of our distributions were from ordinary income. We did not make distributions on our common stock during the year ended December 31, 2009. Distributions per common share for the years ended December 31, 2010 and 2008 were taxable as follows:

	Years ended December 31,
	2010		2008
	$/Share	% of Total	$/Share	% of Total
Dividends declared during the year	$0.37		$0.71
Dividends declared in 2007 but paid in 2008	—		0.44
Dividends declared in 2010 but paid in 2011	(0.14)		—

Dividends paid in calendar year	0.23		1.15
Dividends declared in 2010, paid in 2011, but treated as taxable in 2010 as required by the Internal Revenue Code	0.03		—

Dividends paid for tax purposes	$0.26		$1.15

Dividends declared on tax Form 1099-DIV (unaudited)
Ordinary income(a)	$0.26	100.0%	$—	—%
Long-term capital gains(a)	—	—	0.02	1.7
Return of capital(b)	—	—	1.13	98.3

Total reported on tax Form 1099-DIV	$0.26	100.0%	$1.15	100.0%

(a)

For 2010 and 2008, ordinary income was reported on Form 1099-DIV as either qualified or non-qualified and long-term capital gains are reported on Form 1099-DIV in various sub-categories that have differing tax treatments to stockholders. Those sub-categories have not been shown herein.

(b)	Return of capital refers to those amounts reported as nontaxable distributions on Form 1099-DIV.

On a tax basis, distributions allocable to 2010 were composed of $20.0 million of ordinary income and distributions in 2008 were composed of a $76.7 million return of capital and $1.4 million of long-term capital gains.

Each quarter, MCG includes a disclosure about the estimated tax attributes of its dividend distributions substantially similar to the following excerpt from Note 8—Income Taxes of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011:

We determine the tax attributes of our distributions as of the end of our fiscal year based upon our taxable income for the full year and distributions paid during the full year. Therefore, a determination of tax attributes made on a quarterly basis may not be representative of the actual tax attributes of distributions for a full year.

MCG Capital Corporation

September 21, 2011

The following table summarizes the distributions that we declared during 2011:

Date Declared	Record Date	Payable Date	Dividends per Share
August 1, 2011	September 14, 2011	October 14, 2011	$0.17
May 5, 2011	June 15, 2011	July 15, 2011	$0.17
March 1, 2011	March 15, 2011	April 15, 2011	$0.15

If we determined the tax attributes of these distributions as of June 30, 2011, 64% would be from ordinary income and 36% would be a return of capital. However, actual determinations of the tax attributes of our distributions, including determinations of return of capital, are made annually as of the end of our fiscal year, based upon our taxable income and distributions paid for the full year and will be reported to each stockholder on a Form 1099.

MCG reaffirms its commitment to continue to include disclosures similar to the excerpts set forth above in its future Annual Reports on Form 10-K and its Quarterly Reports on Form 10-Q.

In the Annual Report on Form 10-K for the year ended December 31, 2010, MCG disclosed in Note 14—Financial Highlights that distributions from net investment income resulted in a $0.37 decrease in the Company’s net asset value per share. Please verify that all of distribution was made entirely from net investment income (i.e., ordinary income).

MCG confirms that during the twelve months ended December 31, 2010, the Company declared dividends of $0.37 per share and that all of this distribution was made from net investment income. No portion of the distributions declared during the twelve months ended December 31, 2010 represented a capital gain or return of capital.

*    *    *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact me at (703) 247-7913. Thank you for your time and attention

/s/ Stephen J. Bacica
Stephen J. Bacica
Chief Financial Officer and
Executive Vice President

cc:	Steven F. Tunney, Sr.

B. Hagen Saville

Tod K. Reichert

    MCG Capital Corporation

MCG Capital Corporation